

Mail Stop 3561

March 27, 2017

Via E-mail
Sun Kui
President
Shemn Corp.
Baiyun District, Fuli Taiyuan A9, 904
Guagnzhou, China 510165

> **Re:** **Shemn Corp.**
> **Registration Statement on Form S-1**
> **Filed March 6, 2017**
> **File No. 333-216465**

Dear Mr. Kui:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Facing Page, page 2

2. You indicate on the cover page of the registration statement and elsewhere in the filing that the approximate date of commencement of proposed sale to the public is "from time to time after the effective date of this Registration Statement." Please note that you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public. Please advise or revise accordingly.

Cover Page, page 3

3. Please highlight the cross reference to the Risk Factors by prominent type. See Item 501(b)(5) of Regulation S-K.

4. Please limit the prospectus cover page to one page, as required by Item 501(b) of Regulation S-K.

5. Please provide the Commission legend as required by Item 501(b)(7) of Regulation S-K.

Prospectus Summary, page 6

6. We note your statement that you believe you are not a shell company. However, we note that you have had minimal operations to date, and the financial statements reflect assets of cash and cash equivalents. Please revise the disclosure and discuss the limitations on shell companies under Rule 144.

7. We note your statement on page 6 that your company requires a "base subsidizing of around $30,450" to conduct your business throughout the following 12 months. Elsewhere, you state that your company requires approximately $15,225 to conduct your operations for the next year. Please remedy the apparent inconsistencies or explain.

Emerging Growth Company, page 8

8. We note that the statements regarding the extended transition period for complying with the revised accounting standards allowed under Section 107(b)(3) of the JOBS Act in this section are inconsistent with risk factor disclosures on page 12. Please clarify and clearly state whether your company is opting out of the extended period or not. Additionally, please correct the Risk Factors to present consistent disclosure.

Use of Proceeds, page 15

9. We note the statement that the proceeds table only reflects exemplary costs. We also note the risk factor disclosure on page 11 that the company retains broad discretion in the allocation of the net proceeds of this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

10. We note the disclosure that none of the proceeds will be used to re-pay Mr. Kui for funds advanced to complete the registration process. Please reconcile with the use of proceeds table, which allocates $7,000 for registration costs.

Results of Operations, page 24

11. Please reconcile the statement that as of January 31, 2017 you had total assets of $4,555 consisted of one Lockstitch machine and raw materials, with the financial statements, which reflect assets of cash and prepaid expenses.

Description of Property, page 27

12. Please disclose the monthly lease expense.

Exhibits

13. Please revise the legality opinion to disclose the jurisdiction under which you are opining.

14. It appears that Exhibit 10.1 is not the complete agreement, as the agreement stops at Section VIII. Please file the complete agreement. Please also disclose the material terms of this agreement in the business section, such as the term of the agreement and the ability of the buyer to return the products for their money back.

15. Please remove from the subscription agreement the statement that "the undersigned agrees and acknowledges that it has read all the information contained in the prospectus…."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Joseph Lacome, Esq.